UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-40816

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Argo Blockchain plc

(Translation of registrant’s name into English)

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9th Floor

16 Great Queen Street

London WC2B 5DG

England

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                                                                                                                                                                                                                                                       Form 20-F    ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Equipment Financing Agreement with NYDIG dated 10 March 2022

Press Release

10 March 2022

Argo Blockchain PLC

("Argo" or "the Company")

Argo Announces Equipment Financing Agreement with NYDIG

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), announces that Argo Helios LLC ("Argo Helios"), a wholly owned Delaware-registered subsidiary of Argo Blockchain plc, has entered into an equipment financing agreement (the "Financing Agreement") with NYDIG ABL LLC ("NYDIG"), a wholly owned subsidiary of New York Digital Investment Group LLC.

As part of the Financing Agreement, NYDIG has loaned Argo Helios an aggregate principal amount of $26.66 million (£20.23 million)* to recapitalize the purchase of electrical infrastructure equipment (the "Financed Equipment") for the Company's flagship cryptocurrency mining facility, Helios, in Dickens County, Texas. The Company anticipates being able to energize the 200MW Helios facility, and is still on track for facility completion, in the first half of 2022.

The aggregate principal amount outstanding bears interest of 8.25% per annum and has a term of four years. Outstanding borrowings under the Financing Agreement are secured by the Financed Equipment and the contracts to acquire the Financed Equipment.

* Exchange rate correct as of 9 March 2022

Peter Wall, Chief Executive of Argo, said: "We are delighted to secure this non-dilutive funding which will enable us to complete a crucial stage in our fit out of our Helios site. NYDIG is one of the foremost bitcoin finance companies in the industry and we are excited to leverage their knowledge and insight of the sector in this newly formed relationship".

Josh Burandt, Head of Mining Services at NYDIG, said "The mission of our mining services business is to help secure the bitcoin network by supporting the growth of the world's leading Bitcoin miners. In pursuit of that mission, we are excited to partner with Argo and provide infrastructure financing for the launch of their state-of-the-art Texas facility."

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs, or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations.  These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates.  Statements which include the words "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future.  Forward-looking statements are not guarantees of future performance.  Accordingly, there are or will be important factors that could cause the Company's actual results, prospects, and performance to differ materially from those indicated in these statements.  In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement.  Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Emma Hodges Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7861 995 628 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 March, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: Davis Zaffe Title: General Counsel